Mail Stop 3561
      December 13, 2005

Guy Nissenson
President and Chief Executive Officer
XFone, Inc.
c/o Swiftnet Limited
Britannia House, 960 High Road
London N12 9RY, United Kingdom

      Re:	XFone, Inc.
      Registration Statement on Form SB-2
      Filed November 18, 2005
		File No. 333-129809

Dear Mr. Nissenson:

 	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We recently issued comments relating to the company`s Schedule 14A, filed November 4, 2005 (our comment letter was dated December 2,
2005). Most of those comments apply equally to the disclosure in this registration statement. In addition to revising your proxy statement, please revise the registration in response to those comments and address any changes that you make to the registration statement in your response letter to this comment letter.
2. We note that you are registering the resale of shares of common stock underlying convertible securities issued to Laurus Master Fund,
Ltd., Crestview Capital Master LLC, and other investors in private placements. Please tell us why you believe these private placements were completed prior to the filing of the registration statement so
that the investors are irrevocably bound to the terms of the transaction. For example, if there are no conditions to Crestview purchasing the convertible note and warrants, other than effectiveness of this registration statement, why is there an escrow
agreement?   Also, article 3.1(a) of your funds escrow agreement
with
Laurus stipulates that the escrow agent requires verbal
instructions
from either of two named directors of Laurus to disburse funds to you. We note that the company is seeking shareholder ratification of both the Laurus and Crestview financings.  Depending on the effect of
shareholder ratification (precatory v. binding) on each of these proposals, all conditions to the transaction except filing of the
registration statement may not be satisfied.   It appears that
these
terms provide Laurus, Crestview, and others with the ability to make further investment decisions after the filing of the registration statement. See Q&A, Current Issues Outline Quarterly Update (March
31, 2001). Please note that if any investor is not irrevocably bound to purchase shares from you, the private placement has not been completed and you may not register the resale of those shares under this registration statement. If you choose to renegotiate the terms of any financing agreement, you will need to withdraw your registration statement and re-file after you have completed a new agreement.

Risk Factors, page 7
3. Several of your risk factor captions generally only refer to certain risks and how they may "negatively affect" your business, and sometimes they are generic in so far as they can apply to many others in your industry. Please revise your risk factor subheadings to concisely but adequately state the specific nature of each material risk and how you will be adverse affected should it occur. The following is a partial list of risk factor subheadings that should be revised accordingly:
* Terrorist attacks, war, or armed conflict..., page 8;

* Natural disasters and acts of God..., page 8;

* We operate in a highly competitive environment, page 9;

* Our management has significant control over shareholder matters..., page 10;

* There is a limited market for our common stock..., page 11.
4. Please add a separate risk factor discussion on any difficulties your transactions may have on your complying with the listing standards of quotation systems. See, for example, the American Stock
Exchange`s interpretive materials regarding future-priced securities.
5. Please consider including a discrete risk factor discussing how, due to the issuances of common stock under the agreement with Laurus,
Crestview, and others, the market price of your shares could fall as a result of either sales of a large number of shares of your common stock in the market, or the perception that such sales may occur. In addition, even though the selling shareholders may not engage in short sales of your common stock as long as its convertible term note is outstanding, the falling share price could provide an incentive to other investors to engage in short sales, which might further contribute to a continued price decline of your common stock. As a result, besides a decreased stock price, you could face difficulties in acquiring additional financing. Please include appropriate and specific disclosure.

If we are not able to obtain financing as we grow our business..., page 8
6. Please state whether you intend to rely upon issuances of convertible securities as the primary or sole means of obtaining financing as you have done recently.

Other Risk Factors, page 11
7. All material risks should be highlighted in the prospectus.
Rather than include a "catchall" risk factor, revise to include specific risk factors that highlight all material risks and uncertainties attendant to your business.

Use of Proceeds, page 12
8. You state that you have received a total of $4,212,500.00 from the sale of restricted shares of securities to Crestview and Laurus, and that you will receive a total of $8,079,701.30 from the exercise of the warrants and options if and when all are exercised. However, in the second column you state that you will receive only an aggregate of $11,847,357.50 from both sources. Please revise or advise.
9. Please indicate the dollar amount you intend to use for each stated purpose and the priority of each purpose, if you do not receive all the proceeds. Refer to Item 504 of Regulation S-B. Management`s Discussion and Analysis, page 14
10. Please quantify the total amount of your indebtedness, state the total amount overdue, and disclose your debt service requirements for the next 12 months. In addition, discuss any default on financial covenants in the past and your ability to satisfy your debt repayment obligations in the future.
11. On page 29, please identify the six additional investors with whom you entered into the $1.21 million deal. Please discuss the material terms of the contract and file the contract, if signed, as an exhibit. We may have further comments.
12. Discuss the company`s ability to pay cash instead of stock upon conversion of the Laurus convertible note (Section 2.1(b) of the Secured Convertible Term Note).

Selling Stockholders, page 53
13. Article 2.1 of your securities purchase agreement with Crestview
(exhibit 10.58) stipulates that each purchaser agrees to buy common stock and warrants in an amount not exceeding 19.99% of your issued and outstanding common stock. Similarly, article 3.2 of your secured convertible term note agreement with Laurus (exhibit 10.50) states that at no time the number of shares of your common stock held by Laurus should exceed 19.99% of the outstanding shares of your common stock. Please clarify whether this restriction limits either investor`s beneficial ownership of the company to 19.99% (or just for shares issued in their respective transactions).
14. We note in your securities purchase agreement with Laurus (article 4.25 of exhibit 10.49) that you are obligated to issue shares of common stock upon conversion of the note and the exercise of the warrant despite the dilutive effects of such issuance on the ownership interests of your shareholders. To allow investors to better understand the dilutive effects of the convertible securities, please include a tabular chart showing the number of shares issuable pursuant to the Laurus and any other applicable agreements assuming you issue shares of common stock at the current market prices, and at
75%, 50%, and 25% of the current market price.

Transaction Overview, page 54
15. For each transaction, please revise to discuss in reasonable detail the material terms of the agreement, including, but not limited to, the following aspects:
* a detailed disclosure on the terms of the agreements (e.g. company obligation to pay monthly amount in cash instead of stock with respect to convertible note - Section 2.1(b)), identification of the investors and the circumstances of their signing and the issuance of shares under the agreements;

* a balanced discussion on the advantages and detriments as a result of the transactions, including the potential dilutive effects of the transactions on the current holdings of your unaffiliated common shareholders, and the potential depressive effects on the market price of your common stock;

* a statement whether the investors have other convertible or exercisable instruments that are tied to the market price of your common stock; and

* an analysis of whether the investors are irrevocably committed to purchase the shares of common stock underlying the agreements, and whether there exist any constraints on your ability to sell shares to the investors.

Related Agreements, page 55
16. Please identify the ten entities to whom you sold securities and disclose the total number and types of securities you sold and the dates of sale. Also, discuss the circumstances underlying the transactions.

Plan of Distribution, page 60
17. In your response letter, please confirm that all the selling shareholders, like Laurus and Crestview, are prohibited from entering into short position or other forms of hedges in your common stock before the effectiveness of this registration statement. If any selling shareholder may enter into short or hedge positions in your shares after effectiveness, identify this ability in the prospectus.
Please note that creating short positions or similar hedges, with the intent of delivering registered shares before the resale registration statement`s effectiveness, is inappropriate under Section 5 of the Securities Act as the shares underlying the short sales or hedges are deemed to be sold at the time such sales or hedges are made or created.
Where You Can Find Additional Information, page 63
18. Please change the street address of the Commission to 100 F. Street, N.E., Washington D.C. 200549.

Item 27.  Exhibits, page II-18
19. Please file all appendices, schedules, annexes, and exhibits to the agreements on EDGAR. For example, it does not appear that you have filed exhibits A, B, and C to Exhibit 10.49.
20. You have not adequately described each agreement that you have filed as an exhibit in the exhibit index. For example, an investor cannot ascertain from reading the exhibit list the identities of your co-parties in the agreements that you have filed as Exhibits 10.58,
10.59, 10.60, and so on. Nor are the dates of the agreements provided for exhibits 10.45, 10.46, and so on. Please revise.
Item 28.  Undertakings, page II-21
21. In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new
Item
512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site http://www.sec.gov/rules/final/33-
8591fr.pdf.

Signatures, page II-23
22. Please provide the signatures of your controller or principal accounting officer and at least the majority of the board of directors or persons performing similar functions.

Exhibit 5
23. Your counsel`s legal opinion covers only 4,108,983 shares while you are offering for resale an aggregate of 4,109,483 shares of common stock. Please advise us or file a corrected opinion.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
      Assistant Director


cc:	Arthur S. Marcus, Esq.
	Gersten Savage LLP
	Fax: (212) 980-5192





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Guy Nissenson
XFone, Inc.
December 13, 2005
Page 1